SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                         (Amendment No. __________){1}


                        First International Bancorp., Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.10 per share
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                        (Title of Class of Securities)

                                  320 54Q 100
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 19, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 9 Pages)


**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 320 54Q 100                 13D                    Page 2 of 9 Pages

  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Cheryl A. Chase

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           PF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            885,891 shares (See Item 5)
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          142,493 shares (See Item 5)
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               885,891 shares (See Item 5)

                 10    SHARED DISPOSITIVE POWER
                       142,493 shares (See Item 5)

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,384 shares (See Item 5)

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.6%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of First International Bancorp., Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at One Commercial Plaza, Hartford, Connecticut 06103-3585.

Item 2.   Identity and Background.

     (a)  Name:

          Cheryl A. Chase

     (b)  Residence or business address:

          c/o Chase Enterprises
          One Commercial Plaza
          Hartford, Connecticut 06103-3585

     (c)  Present Principal Occupation or Employment:

          Executive Vice President, Secretary and General Counsel
          D.T. Chase Enterprises, Inc.
          One Commercial Plaza
          Hartford, CT 06103-3585

          D.T. Chase Enterprises, Inc. ("DTCE") is a holding company for various Chase family interests.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          The reporting person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          On May 18, 1999, the reporting person purchased 23,750 shares of Common Stock in an open market transaction at a purchase price of $8.50 per share. The aggregate consideration (including commissions) for such purchases was $203,780. The funds to purchase such shares of Common Stock were personal funds of the reporting person.

          On May 19, 1999, the reporting person purchased 1,250 shares of Common Stock in an open market transaction at a purchase price of $8.625 per share. The aggregate consideration (including commissions) for such purchases was $10,881. The funds to purchase such shares of Common Stock were personal funds of the reporting person.

          On May 20, 1999, the reporting person purchased 45,000 shares of Common Stock in an open market transaction at a purchase price of $8.625 per share. The aggregate consideration (including commissions) for such purchases was $391,725. The shares of Common Stock were purchased on margin by the reporting person.

Item 4. Purpose of Transaction.

        The reporting person is holding all of the shares of Common Stock beneficially owned by her for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for her shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change her plans and intentions at any time, as she deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

        Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

   (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

   (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the Company;

   (f) Any other material change in the Company's business or corporate structure;

   (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

   (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

   (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

   (a) As of the date hereof, the reporting person beneficially owns 1,028,384 shares of Common Stock, representing approximately 12.6% of the 8,159,687 shares of Common Stock reported to be outstanding as of March 31, 1999 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999), of which (i) 32,039 shares, or 0.4% of the Common Stock outstanding, are held as joint trustee with Kenneth N. Musen for the Cheryl A. Chase Marital Trust, a trust of which the reporting person and her children are the beneficiaries, (ii) 55,227 shares, or 0.7% of the Common Stock outstanding, are held as joint trustee with Stanley N. Bergman for the Cheryl A. Chase Accumulation Trust I, a trust of which the reporting person and her children are the beneficiaries, and (iii) 55,227 shares, or 0.7% of the Common Stock, are held as joint trustee with Stanley
N. Bergman for the Cheryl A. Chase Accumulation Trust II, a trust of which the reporting person and her children are the beneficiaries.

      This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 1,019,297 shares of Common Stock, or 12.5% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Arnold L. Chase, the brother of the reporting person, (ii) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of May 21, 1999, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase, (iii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by David T. Chase, the father of Arnold L. Chase and the reporting person,
(iv) 1,583,000 shares of Common Stock, or 19.4% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Rhoda L. Chase, the mother of Arnold L. Chase and the reporting person and the spouse of David T. Chase, (v) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra
M. Chase are the beneficiaries, (vi) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Arnold Chase Accumulation Trust II, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vii) 112,522 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, owned as of May 21, 1999, by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and the reporting person and her children are the beneficiaries, or (viii) 55,000 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family as described below.

      DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and the reporting person are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), the reporting person (14.74%), Arnold Chase Accumulation Trust I (5.07%), Arnold Chase Accumulation Trust II (7.54%), five trusts for the benefit of Arnold L. Chase's children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (7.55% in the aggregate), Cheryl
A. Chase Accumulation Trust I (4.79%), Cheryl A. Chase Accumulation Trust II (7.27%) and five trusts for the benefit of the reporting person's children, of which Stanley N. Bergman and the reporting person are co-trustees (7.55% in the aggregate).

      The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

   (b) The reporting person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 885,891 shares of Common Stock.

        32,039 of the shares of Common Stock to which this Schedule relates are owned by the Cheryl A. Chase Marital Trust (the "CACMT"), a trust of which the reporting person and Kenneth N. Musen are the joint trustees and the reporting person and her children are the beneficiaries. As trustees, the reporting person and Kenneth N. Musen have the joint power to direct the vote and the disposition of such shares on behalf of the Trust.

        55,227 of the shares of Common Stock to which this Schedule relates are owned by the Cheryl A. Chase Accumulation Trust I (the "CACATI"), a trust of which the reporting person and Stanley N. Bergman are the joint trustees and the reporting person and her children are the beneficiaries. As trustees, the reporting person and Stanley N. Bergman have the joint power to direct the vote and the disposition of such shares on behalf of the Trust.

        55,227 of the shares of Common Stock to which this Schedule relates are owned by the Cheryl A. Chase Accumulation Trust II (the "CACATII"), a trust of which the reporting person and Stanley N. Bergman are the joint trustees
and the reporting person and her children are the beneficiaries.   As
trustees, the reporting person and Stanley N. Bergman have the joint power to direct the vote and the disposition of such shares on behalf of the Trust.

        Kenneth N. Musen is an attorney. His principal business address is Bergman, Horowitz & Reynolds, P.C., 157 Church Street, P.O. Box 426, New Haven, Connecticut 06502. Kenneth N. Musen is a citizen of the United States of America.

         Stanley N. Bergman is an attorney. His principal business address is Bergman, Horowitz & Reynolds, P.C., 157 Church Street, P.O. Box 426, New Haven, Connecticut 06502. Stanley N. Berman is a citizen of the United
States of America.

        During the past five years, none of CACATI, CACATII, CACMT, Kenneth
N. Musen or Stanley N. Bergman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of such persons or entities has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (c) All transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days are described in Item 3 hereof.

   (d) The reporting person will have the sole right to receive or direct the receipt of dividends from, and the proceeds from the sale of, the 885,891 shares of Common Stock received by her as a result of such exercise. As a result of the relationships and rights described in Item 5(b), (i) the reporting person and Kenneth N. Musen may be deemed to share the power to direct the receipt of dividends from, and the proceeds from the sale of, 32,039 of the shares of Common Stock beneficially owned by the reporting person, and (ii) the reporting person and Stanley N. Bergman may be deemed to share the power to direct the receipt of dividends from, and the proceeds from the sale of, 110,454 of the shares of Common Stock beneficially owned by the reporting person.

   (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Pursuant to a Stock Option Agreement (the "Stock Option Agreement I"), dated April 29, 1998 between the reporting person and the Company, the reporting person has an option to purchase a total of 1,000 shares of Common Stock of the Company. The option is exercisable as follows: (i) up to 25% of the 1,000 shares may be purchased at any time after April 29, 1999 and before April 29, 2008; (ii) up to 50% of the 1,000 shares may be purchased at any time after April 29, 2000 and before April 29, 2008; (iii) up to 75% of the 1,000 shares may be purchased at any time after April 29, 2001 and before April 29, 2008; and (iv) up to 100% of the 1,000 shares may be purchased at any time after April 29, 2002 and before April 29, 2008.

    Pursuant to a Stock Option Agreement (the "Stock Option Agreement II"), dated April 27, 1999 between the reporting person and the Company, the reporting person has an option to purchase a total of 1,000 shares of Common Stock of the Company. The option is exercisable as follows: (i) up to 25% of the 1,000 shares may be purchased at any time after April 27, 2000 and before April 27, 2009; (ii) up to 50% of the 1,000 shares may be purchased at any time after April 27, 2001 and before April 27, 2009; (iii) up to 75% of the 1,000 shares may be purchased at any time after April 27, 2002 and before April 27, 2090; and (iv) up to 100% of the 1,000 shares may be purchased at any time after April 27, 2003 and before April 27, 2009.

    The foregoing description of the Stock Option Agreement I and the Stock Option Agreement II is subject to, and is qualified in its entirety by reference to the Stock Option Agreement I and the Stock Option Agreement II, each of which is filed as an exhibit to this Statement on Schedule 13D.

    Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

    The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) (1) adopted thereunder.

Item 7. Material to be Filed as Exhibits.

 (1)  Stock Option Agreement I

 (2)  Stock Option Agreement II

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 10, 1999        /s/ Cheryl A. Chase
                            ----------------------
                            Cheryl A. Chase